SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)
[X]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                   to

Commission file number 001-33994

A.           Full title of the plan and the address of the plan,
if different from that of the issuer named below:

INTERFACE, INC. SAVINGS AND INVESTMENT PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERFACE, INC.
2859 PACES FERRY ROAD, SUITE 2000
ATLANTA, GA  30339

Interface, Inc.
Savings and Investment Plan

Financial Statements and Supplemental Schedules
As of December 31, 2009 and 2008
and for the Years Ended December 31, 2009 and 2008

Interface, Inc.
Savings and Investment Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator and Trustee
Interface, Inc. Savings and Investment Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of Interface, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Atlanta, Georgia
June 24, 2010

Interface, Inc.
Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31,	2009	2008

Assets
Investments, at fair value
Common collective trust	$18,362,065	$18,085,911
Mutual funds	47,351,126	37,445,688
Interface, Inc. stock fund	8,179,332	3,253,532
TradeLink Investments – self-directed brokerage	274,271	229,096
Participant loans	3,030,851	3,065,380
Cash and cash equivalents	--	5,189

Total Investments	77,197,645	62,084,796

Receivables
Participant contributions	110,507	176,115
Employer contributions	15,447	74,482

Total Receivables	125,954	250,597

Net assets available for benefits at fair value	77,323,599	62,335,393

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(551,407)	169,538

Net assets available for benefits	$76,772,192	$62,504,931

See accompanying independent registered public accounting firm’s report and notes to financial statements.

Interface, Inc.
Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2009	2008

Additions to (deductions from) net assets

Investment income (loss):
Interest and dividend income from mutual funds	$692,953	$1,888,678
Interest income from common collective trust	688,891	732,462
Dividend income from Interface, Inc. stock fund	9,587	74,929
Interest income from participant loans	184,478	208,589
Net appreciation (depreciation) in fair value of Interface, Inc. stock fund	5,174,559	(7,377,077)
Net appreciation (depreciation) in fair value of mutual funds	10,818,331	(22,688,977)

Net investment income (loss)	17,568,799	(27,161,396)

Contributions:
Participant	4,828,061	6,243,808
Employer	503,808	2,511,291
Rollovers	36,621	139,034

Total contributions	5,368,490	8,894,133

Deductions
Benefits paid to participants	8,649,298	7,485,955
Administrative expenses	20,730	21,170

Total deductions	8,670,028	7,507,125

Net increase (decrease) in net assets	14,267,261	(25,774,388)

Net assets available for benefits, beginning of year	62,504,931	88,279,319

Net assets available for benefits, end of year	$76,772,192	$62,504,931

See accompanying independent registered public accounting firm’s report and notes to financial statements.

Interface, Inc.
Savings and Investment Plan

Notes to Financial Statements

1. Description of Plan
The following description of the Interface, Inc. Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan’s Summary Plan Description and Plan document for a more complete description of the Plan’s provisions.

a.
General - The Plan is a defined contribution plan established on October 1, 1988 covering substantially all full-time employees of Interface, Inc. and adopting domestic subsidiaries (the “Company”) who have six months of service and are age eighteen or older.  The Plan also covers part-time employees of the Company who have twelve months of service and are age eighteen or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

As of January 1, 2008, the Company amended and restated the Plan to incorporate all prior changes.  Eligible employees are automatically enrolled in the Plan at a three percent contribution rate.  Eligible employees that do not want to contribute in the Plan are required to elect out of the Plan.

b.
Contributions - Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan, up to a maximum of $16,500 for 2009 and $15,500 for 2008.  Participants who have attained age 50 before the end of the plan year were eligible to make catch-up contributions of $5,000 for each of 2009 and 2008.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a common collective trust, a Company common stock fund, twenty-five mutual funds and a self-directed brokerage account as investment options for participants.  During 2008 and January and February 2009, the Company made a matching contribution in an amount equal to 50 percent of the first 6 percent of eligible compensation that a participant contributed to the Plan.  Effective March 1, 2009, the Company reduced the matching contribution to an amount equal to 17 percent of the first 6 percent of eligible compensation that a participant contributed to the Plan.  (Effective January 1, 2010, the Company match amount was restored to an amount equal to 50 percent of the first 6 percent of eligible compensation that a participant contributed to the Plan.)  Additional profit-sharing amounts may be contributed at the option of the Company’s Board of Directors in the form of cash or Company common stock.  No additional profit-sharing amounts were contributed by the Company to the Plan during the years ended December 31, 2009 and 2008. Contributions are subject to certain limitations.

c.
Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (i) the Company’s contributions, and (ii) Plan earnings, and charged with an allocation of certain administrative expenses. Allocations are based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.
Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  A participant is 100 percent vested after five years of credited service beginning with 20 percent after year one.

e.
Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. The maximum loan amount is also reduced by the balance of any self-directed brokerage accounts.  Each loan is secured by the balance in the borrowing participant’s account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator on the date of the loan.  Interest rates are currently equal to the prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

f.
Payment of Benefits - On termination of service due to death, disability, retirement, or separation of service, a participant is eligible to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account.  Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g.
Forfeited Accounts - Forfeited nonvested accounts are used to reduce employer contributions. During the Plan years ended December 31, 2009 and 2008, forfeited amounts were not material to the financial statements.

h.
Administrative Expenses - The Company pays the majority of the Plan’s administrative expenses.  Fees recorded in the Plan for the 2009 and 2008 Plan years relate to recordkeeping fees and participant loans, and are charged directly to those participant accounts.

2. Summary of Significant Accounting Policies
Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Accounting guidance requires investment contracts held by a defined contribution plan to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the Plan.  Accordingly, the Statement of Net Assets Available for Benefits presents the estimated fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at estimated fair value. Where available, quoted market prices are used to value investments.  Shares of the mutual funds are valued at the net asset value of shares held by the Plan at year end.  Common collective trusts are valued at contract value.  Participant loans are valued at amortized cost, which approximates fair value.  The Company common stock fund is valued based upon the quoted market price for Interface, Inc. Class A Common Stock.  Self-directed brokerage accounts are valued at the asset value of investments held at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits Benefits are recorded when paid.

3.	Investments	The estimated fair market value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

December 31,	2009	2008

T. Rowe Price Stable Value Fund (common collective trust)	$18,362,065	$18,085,911
T. Rowe Price Balanced Fund	7,654,507	6,708,200
T. Rowe Price Blue Chip Growth Fund	7,928,281	6,177,653
T. Rowe Price Equity Income Fund	8,500,843	8,002,332
Interface, Inc. Stock Fund	8,179,332	3,253,532

4. Fair Value Measurements
As of January 1, 2008, the Plan adopted a new accounting standard to which established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure estimated fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under accounting standards are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Inputs to the valuation methodology include
• Quoted prices for similar assets in active markets;
• Quoted prices for identical or similar assets in inactive markets;
• Inputs other than quoted prices that are observable for the asset; and
• Inputs that are derived principally from or corroborated by observable data by correlation or other means.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following tables set forth by level within the fair value hierarchy the Plan assets at fair value, as of December 31, 2009 and December 31, 2008, respectively.  As required by accounting standards, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

December 31, 2009	Level 1	Level 2	Level 3	Total
Mutual funds	$47,351,126	$--	$--	$47,351,126
Common collective trust	--	18,362,065	--	18,362,065
Interface, Inc. stock fund	8,179,332	--	--	8,179,332
TradeLink self-directed brokerage	274,271	--	--	274,271
Participant loans	--	3,030,851	--	3,030,851
Total plan assets at fair value	$55,804,729	$21,392,916	$--	$77,197,645

December 31, 2008	Level 1	Level 2	Level 3	Total
Mutual funds	$37,445,688	$--	$--	$37,445,688
Common collective trust	--	18,085,911	--	18,085,911
Cash and cash equivalents	5,189	--		5,189
Interface, Inc. stock fund	3,253,532	--	--	3,253,532
TradeLink self-directed brokerage	229,096	--	--	229,096
Participant loans	--	3,065,380	--	3,065,380
Total plan assets at fair value	$40,933,505	$21,151,291	$--	$62,084,796

5. Investment Contract with Insurance Company
The Plan has entered into a benefit-responsive investment contract with T. Rowe Price Trust Company (the “Trust Company” or “Trustee”).  The Trust Company maintains the contributions in a general account within the T. Rowe Price Stable Value Fund, which is one of the Plan’s investment options and is also referred to as the “common collective trust.”  The investment objective of the common collective trust is to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant-initiated transactions under a retirement plan without penalty or adjustment.  The Trustee will attempt to achieve these objectives by investing principally in instruments that are intended to maintain a constant net asset value while permitting participant-initiated, benefit-responsive withdrawals for certain events.

These instruments include the following:

• guaranteed investment contracts issued by insurance companies;
• investment contracts issued by banks;
• structured or synthetic investment contracts issued by banks, insurance companies and other issuers, as well as the securities supporting such contracts; and
• separate account contracts.

As described in Note 2, since the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for the portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawals or transfer all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the contract issuer, but it may not be less than zero percent.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the contract issuer. Such events include the following:

• amendments to the Plan documents (including complete or partial Plan termination or merger with another plan);
• changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions;
• bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or
• the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

The Plan Administrator does not believe that any event that would limit the Plan’s ability to transact at contract value is probable.

The average yields (based on actual earnings) earned by the common collective trust for the years 2009 and 2008 were 4.23% and 4.57%, respectively.

6.	Related Party Transactions
Certain Plan investments are shares of mutual funds and units of a stable value fund managed by T. Rowe Price Trust Company.  T. Rowe Price Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

At December 31, 2009 and 2008, the Plan held 984,276 and 701,192 shares, respectively, of common stock of Interface, Inc., the sponsoring employer.  The Plan also issues loans to participants, which are secured by the balances in the respective participants’ accounts.

7.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to amend or terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

8.	Tax Status
On January 6, 2009, the Company requested that a favorable letter of determination be issued to the Company to confirm that the Plan, as amended and restated, is qualified in its entirety pursuant to the applicable requirements of the Internal Revenue Code (“IRC”).

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 2009, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9.	Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

10.	Reconciliation to Form 5500	The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500.

December 31,	2009	2008

Net assets available for benefits per the financial statements:	$76,772,192	$62,504,931

Adjustment from fair value to contract value for common collective trust	551,407	(169,538)

Net assets available for benefits per Form 5500	$77,323,599	$62,335,393

The following is a reconciliation of the net increase (decrease) in assets available for benefits per the financial statements for the years ended December 31, 2009 and 2008 to Form 5500.

December 31,	2009	2008

Net increase (decrease) in assets available for benefits per the financial statements:	$14,267,261	$(25,774,388)

Adjustment from fair value to contract value for common collective trust	720,945	(268,023)

Net increase (decrease) in assets available for benefits per Form 5500	$14,988,206	$(26,042,411)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE
INTERFACE, INC. SAVINGS AND
INVESTMENT PLAN

Date: June 24, 2010	By: __/s/ Patrick C. Lynch_____________________
Patrick C. Lynch, Member

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm

SUPPLEMENTAL SCHEDULE

Interface, Inc.
Savings and Investment Plan

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2009

		Employer Identification Number: 58-1451243
		Plan Number: 002
		Form: 5500

	(b)	(c)		(e)
	Identity of	Description of	(d)	Current
(a)	Issuer	Investment	Cost	Value

	Common Collective Trust:
*	T. Rowe Price Stable Value Fund	17,810,660 units	a	$18,362,065

	Mutual Funds:
	Ariel Appreciation Fund	70,039 shares	a	2,482,890
	N&B Socially Responsible Fund	33,930 shares	a	704,727
	Harbor International Fund	32,699 shares	a	1,794,175
	Janus Overseas	13,605 shares	a	578,232
	Munder Midcap Core GR FD	92,933 shares	a	2,107,711
*	T. Rowe Price Equity Index 500 Fund	66,135 shares	a	1,986,033
*	T. Rowe Price Balanced Fund	435,906 shares	a	7,654,507
*	T. Rowe Price Equity Income Fund	404,995 shares	a	8,500,843
*	T. Rowe Price Spectrum Income Fund	230,599 shares	a	2,723,370
*	T. Rowe Price Blue Chip Growth Fund	241,937 shares	a	7,928,281
	William Blair Small Cap Growth Fund	57,201 shares	a	1,143,440
	Vanguard Prime Money Market	1,543,281 shares	a	1,543,283
	Allianz RCM Technology Admin	22,474 shares	a	845,929
	Retirement Income Fund	8,120 shares	a	99,150
	Retirement 2005 Fund	1,595 shares	a	16,656
	Retirement 2010 Fund	34,416 shares	a	480,110
	Retirement 2015 Fund	88,516 shares	a	944,464
	Retirement 2020 Fund	97,385 shares	a	1,421,818
	Retirement 2025 Fund	123,998 shares	a	1,315,616
	Retirement 2030 Fund	58,192 shares	a	879,861
	Retirement 2035 Fund	67,679 shares	a	720,783
	Retirement 2040 Fund	46,160 shares	a	699,321
	Retirement 2045 Fund	60,766 shares	a	613,733
	Retirement 2050 Fund	17,193 shares	a	145,795
	Retirement 2055 Fund	2,434 shares	a	20,398
	Total Mutual Funds			$47,351,126

	TradeLink Investments – Self-Directed Brokerage	274,271 shares	a	274,271

*	Interface, Inc. Stock Fund – Employer Securities	984,276 shares	a	8,179,332

*	Participant Loans	1,044 loans with interest rates ranging between 4.25 to 9.50 percent	-	3,030,851
	Total Investments			$77,197,645
	*Party-in-interest a – The cost of participant-directed investments is not required to be disclosed.